FinTech Acquisition Corp. III

2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

November 13, 2018

VIA EDGAR

Paul Fischer

100 F Street, N. E.

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FinTech Acquisition Corp. III Registration Statement on Form S-1 Filed October 23, 2018, as amended File No. 333-227951

Dear Mr. Fischer:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FinTech Acquisition Corp. III (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM EST on November 15, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ James J. McEntee, III
James J. McEntee, III President and Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP